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                                  UNITED STAES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No._8__________)*


Jetronic Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


Common
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


477178108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Robert L. Gipson
c/o Ingalls & Snyder LLC
61 Broadway
New York, NY 10006
(212) 269-7827

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


December 13, 2000
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No.477178108                           13D



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


Robert L. Gipson
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


PF

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION



U.S.A.
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            167,000 shares.
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
  REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             167,000 shares.
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                      0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        167,000 shares.  See item 5.

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        4.5%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


Ingalls & Snyder Value Partners L.P.

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


WC

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION



New York
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


Ingalls & Snyder LLC

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS


NOT APPLICABLE

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION



New York
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       BD, IA

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


Thomas O. Boucher, Jr.

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS


NOT APPLICABLE

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION



U.S.A.
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN


--------------------------------------------------------------------------------

The following Items are amended and restated in their entirety:

Item 1.  Security and Issuer

Common Stock, $0.10 par value per share ("Common Stock")


Jetronic Industries, Inc. (the "Company" or "Jetronic")
4200 Mitchell Street
Philadelphia, PA 19128

Item 2.  Identity and Background

(a)Name:


Robert L. Gipson ("Gipson")

Thomas O. Boucher, Jr. ("Boucher")

Ingalls & Snyder Value Partners L.P., a New York limited partnership ("ISVP").

Ingalls & Snyder LLC, a New York limited liability company ("I&S LLC")



(b)Business address and principal office for the Reporting Persons:

c/o Ingalls & Snyder LLC
61 Broadway
New York, NY 10006

(c)Present principal occupation or employment and the name, principal business and address where employment occurs.

Boucher and Gipson (the "General Partners") are the General Partners of ISVP.
 Gipson is a limited partner of ISVP. Gipson is a stockbroker and a Senior Director of I&S LLC. Boucher is also a stockbroker and a Managing Director of I&S LLC. I&S LLC is a registered broker-dealer and investment advisor registered with the Securities and Exchange Commission pursuant to the Investment Advisers Act of 1940, as amended. The Managing Directors of
 I&S LLC are as follows (the "Managing Directors"): Roscoe C. Ingalls, Jr., Lawton S. Lamb, W. Reed Simmons, D. Roger B. Liddell, Thomas O.
Boucher, Jr., John J. Dougherty, Steven M. Foote, Robert Belknap and Edward H.
 Oberst. Each of the Managing Directors, other than Mr. Oberst, is a stockbroker with I&S LLC. Mr. Oberst is the administrative officer of I&S
LLC. The principal business address of each of the Managing Directors is as set forth in Item 2 (b). ISVP is an investment partnership and its investments are managed on a discretionary basis by I&S LLC under an investment advisory contract.



(d) & (e) Involvement in certain legal proceedings:

During the last five years, none of the Reporting Persons or the Managing Directors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)Citizenship:

Each of the General Partners and the Managing Directors is a U.S. citizen.

Item 3.  Source and Amount of Funds or Other Consideration.



Item 4.  Purpose of Transaction

	Jetronic Industries filed for protection under Chapter 11 of the United States Bankruptcy Code on November 22, 2000. Boucher intends to seek a seat on the Official Unsecured Creditor's Committee for Jetronic to represent the interests of ISVP as a creditor of Jetronic and to participate in the reorganization process.

Item 5.  Interest in Securities of the Issuer


(a) Mr. Gipson is the beneficial owner of and has sole power to vote and dispose of the 167,000 shares of Common Stock that he owns directly. These shares constitute 4.5% of the outstanding common shares of Jetronic.



(c) On December 13, 2000 ISVP sold its 65,286 shares of Jetronic common stock to an unaffiliated third party for total proceeds of $1.00 in a private transaction.  On December 19, 2000 ISVP sold its 306,493 shares of Jetronic
AA convertible preferred stock to unaffiliated third parties for total proceeds of $1.00 in private transactions. On December 19, 2000 Gipson sold 128,000 shares of Jetronic common stock to two unaffiliated third parties for total proceeds of $1.00 in private transactions.

(d) Not applicable.

(e) December 19, 2000


Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

	None

Item 7.  Material to be Filed as Exhibits.


Exhibit 1

Incorporate by reference the original 13D of the parities and amendments 1 through 7 to that filing.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: December 27, 2000

INGALLS & SNYDER VALUE PARTNERS, L.P.

By:/s/ Thomas O. Boucher, Jr.
Name: Thomas O. Boucher, Jr.
Title: General Partner


INGALLS & SNYDER LLC

By:/s/ Thomas O. Boucher, Jr.
Name:  Thomas O. Boucher, Jr.
Title: Manager


/s/Thomas O. Boucher, Jr.

THOMAS O. BOUCHER, JR.


/s/ Robert L. Gipson

ROBERT L. GIPSON


(120496DTI)